EXHIBIT 99.9

605 page 1/2 15 July 2001

Form 605

Corporations Act 2001 Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Allied Gold Limited

ACN/ARSN	104 855 067

1. Details of substantial holder(1)

Name	Ward Ferry Management (BVI) Limited

ACN/ARSN (if applicable)

The holder ceased to be a substantial holder on	27 /August/ 2008

The previous notice was given to the company on	2/Apri1/2008

The previous notice was dated	1/ April/ 2008

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
27 August 2008	Ward Ferry Management (BVI) Limited as Investment Manager to (1) WF Asian Smaller Companies Fund Limited (2) Arrow WF Asia Fund Registered Holder for (1) HSBC Custody Nominees (Australia) Limited – A/C 2 Registered Holder for (2): HSBC Custody Nominees (Australia) Limited	Disposal of all 24,135,346 Ordinary Shares : Sale of 22,947,362 shares by WF Asian Smaller Companies Fund Ltd from 22 July 2008 to 27 August 2008 Sale of 1,187,984 shares by Arrow WF Asia Fund from 6 May 2008 to 27 August 2008	AUD7,I35,365.32	24,135,346 Ordinary Shares	24,135,346

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A

4. Addresses
The addresses of persons named in this form are as follows:

Name	Address
Ward Ferry Management (BVI) Limited	c/o 2906-07, One Exchange Square, Central, Hong Kong
WF Asian Smaller Companies Fund Limited	c/o 2906-07, One Exchange Square, Central, Hong Kong
Arrow WF Asia Fund	c/o 2906-07, One Exchange Square, Central, Hong Kong
HSBC Custody Nominees (Australia) Limited	GPO Box 5302, Sydney NSW 2001 Australia

Signature

print name	For and on behalf of WARD FERRY MANAGEMENT (BVI) LIMITED	capacity	Scobie Ward - Director

sign here		Date	28 August 2008
Authorized Signatures(s)

605 page 2/2 15 July 2001

DIRECTIONS
(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.
(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement: and
(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.